

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2011

Stephen J. Turner
President and Chief Executive Officer
SCOLR Pharma, Inc.
19204 North Creek Parkway, Suite 100
Bothell, Washington 98011

> **Re:** **SCOLR Pharma, Inc.**
> **Schedule 14A**
> **Filed April 12, 2011**
> **File No. 001-31982**

Dear Mr. Turner:

We have limited our review of the above proxy statement to the issue identified below.

Please respond to this letter by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide, we may have additional comments.

1. Please disclose whether you currently have, or do not have, any plans, arrangements or understandings, written or oral, to issue any of the shares that will be newly authorized as a result of the approval of the amendment to the Certificate of Incorporation to increase the number of authorized shares of common stock from 100 million to 150 million.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any questions.

Sincerely,


Jeffrey Riedler
Assistant Director